Crowdmed

PROFIT AND LOSS

January - March, 2017

	TOTAL
Income	
Sales Income	30,366.46
Sales-Partnership	275.00
Total Income	**$30,641.46**
Cost of Goods Sold	
Panel Expense	11,412.27
Patient Refund	3,632.18
Total Cost of Goods Sold	**$15,044.45**
GROSS PROFIT	**$15,597.01**
Expenses	
Advertising	
Facebook	239.66
Google	986.92
Twitter	120.00
Total Advertising	**1,346.58**
Bank Charges	238.65
Contractor	
Clara	897.00
Deanna Brownlee	50.00
Greg Denari	6,000.00
Kelly Uchima	50.00
Lead Genius/Mobileworks	3,565.62
Leonardo Setyanto	8,880.00
MSB Endeavors	2,750.00
Robert Claflin	371.00
Thorne Melcher	1,000.00
Tiempo	28.98
Yun Rose Li	520.00
Total Contractor	**24,112.60**
Donation	30.00
Dues & Subscriptions	253.99
education/training	241.69
Employee	
Ismail	23,700.00
Lee	25,000.00
Thorne	14,615.38
Total Employee	**63,315.38**
Employee Perks	65.00
Entertainment	59.94
Groceries	182.44
Health Insurance	2,084.88
Insurance	34.88
Marketing	1,595.50

	TOTAL
Conference	2,000.00
General	2,135.00
Total Marketing	**5,730.50**
Office Expenses	945.99
PayPal Fee	331.97
Payroll Fee	181.80
Payroll Tax Expenses	6,575.18
Professional Fees	
Bookkeeping	2,528.23
Legal	8,796.25
Total Professional Fees	**11,324.48**
Rent or Lease	-3,779.02
Restaurants/Dining	2,082.16
Shipping/Transport	276.10
Software	4,877.98
Supplies	247.78
Taxes & Licenses	769.95
Telephone Services	608.90
Transportation	1,176.12
Travel	4,346.98
Travel Meals	383.23
Video Conferencing	44.97
Web Hosting	643.57
Web Services	
Amazon	412.95
DNSimple	9.00
Dropbox	9.99
General	20.02
Github	217.77
Hellofax Hellosign	90.00
Hubspot Inc Cambridge	4,800.00
Linked In	164.82
Salesforce	810.00
Sendgrid	24.28
Zendesk	1,035.00
Total Web Services	**7,593.83**
Total Expenses	**$136,328.50**
NET OPERATING INCOME	$ -120,731.49
NET INCOME	$ -120,731.49